UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐   Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated August 8, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: August 8, 2007		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated August 8, 2007

4

EXHIBIT 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

Investor Contact:
Integrated Corporate Relations
Allison Malkin/Jane Thorn Leeson
(203) 682-8225/ (203) 682-8276

BIRKS & MAYORS REPORTS FIRST QUARTER 2008 RESULTS

Montreal, Quebec. August 8, 2007 /BUSINESS WIRE/ — Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 68 luxury jewelry stores across Canada, Florida and Georgia, reported results for the thirteen weeks ended June 30, 2007 (“First Quarter Fiscal 2008”). The Company notes that the prior year first quarter ended July 1, 2006 (“First Quarter Fiscal 2007”) included fourteen weeks with the additional week estimated to have added $4.3 million to net sales and approximately $900,000 of profit in the First Quarter Fiscal 2007.

For the 13 Weeks Ended June 30, 2007 compared to the 14 Weeks Ended July 1, 2006:

•

Net sales were $68.1 million compared to $68.8 million in the First Quarter Fiscal 2007. Excluding the impact of $4.3 million of net sales related to the one extra selling week in April of 2006, net sales rose 5.5%;

•	Comparable store sales increased 4%, which follows a 9% comparable store sales increase in the prior year first quarter; and

•

Net loss was $2.0 million, or ($0.18) per share, as compared to net loss of $913,000, or ($0.08) per share, in the First Quarter Fiscal 2007. It should be noted that the prior year loss of $913,000 included the benefit of approximately $900,000 from the extra week in that period, while the net impact of currency translation was not significant in either period.

Thomas A. Andruskevich, President and Chief Executive Officer said, “Our first quarter results were below the prior year reflecting the additional week in last year’s first quarter as well as approximately $600,000 of increased marketing costs in the current year first quarter to support our growth initiatives. We believe our first quarter results should not overshadow encouraging sales trends, including comparable store sales growth of 4% for the quarter that included balanced growth within our U.S. and Canadian regions.”

“During the quarter, we continued to progress toward advancing our key strategic initiatives to build awareness for our Birks branded products, intensify our exclusive brands and expand our store base. We believe we remain poised to achieve our fiscal 2008 growth targets while positioning Birks & Mayors to generate long-term sustained growth and attain our vision of being recognized internationally as a world class luxury brand.”

First Quarter Fiscal 2008 Results

For the First Quarter Fiscal 2008, net sales were $68.1 million, as compared to $68.8 million for the First Quarter Fiscal 2007. Excluding the sales related to the extra selling week in the First Quarter Fiscal 2007 of approximately $4.3 million, net sales rose 5.5%. Comparable store sales increased 4% in both the Company’s U.S. and Canadian markets, which was primarily driven by a higher average retail price per transaction. Comparable store sales are measured on a constant exchange rate basis, which excludes the impact of changes in foreign exchange rates. Also contributing to First Quarter Fiscal 2008 net sales was approximately $800,000 of higher sales due to the translation of the Canadian operations into U.S. Dollars at higher exchange rates due to the strengthening of the Canadian Dollar.

Gross profit was $31.6 million, or 46.5% of net sales, as compared to $32.8 million, or 47.7% of net sales in the First Quarter Fiscal 2007. Included in the decrease in gross profit was an increased level of inventory provisions as compared to the prior period due to timing and a reduction in foreign exchange gains associated with purchases of product denominated in foreign currency. Retail gross profit for the quarter remained relatively even with the prior year.

Selling, general and administrative expenses were $30.1 million, as compared to $29.6 million in the First Quarter Fiscal 2007. The extra selling week in the First Quarter Fiscal 2007 increased selling, general and administrative expenses by approximately $1.1 million for that period. In addition to the affect of the additional week, the increase in selling, general and administrative expenses during the First Quarter Fiscal 2008 also included increased marketing costs of approximately $600,000, the impact of changes in foreign exchange rates of approximately $350,000, and higher compensation and occupancy costs. Excluding the costs associated with the extra week, additional marketing expenses and foreign currency translation, selling, general and administrative expenses increased approximately 2% from the prior year’s first quarter.

Business Outlook

The Company reiterated the guidance presented on June 13, 2007 in conjunction with the release of its fourth quarter and full year fiscal 2007 results. The Company continues to expect fiscal 2008 net sales to increase in the mid single digit range. Gross margins continue to be projected to expand, albeit at a more modest rate than in fiscal 2007. Earnings before taxes continue to be projected to grow in the high single digit range given the increased investment of $2 to $3 million in marketing expenses projected for fiscal 2008, the Company’s implementation of certain store-level and management incentive programs aimed at improving profit growth and increasing shareholder value over the long term, and one less selling week in the current fiscal year compared to fiscal 2007. Capital expenditures are projected between $11 and $13 million, inclusive of $2 million for two new stores.

The luxury retail market continues to be very competitive and could negatively impact the Company’s results. In addition, factors such as: rising interest rates, tourism and mall traffic, the impact of weakness in the real estate markets, (especially in the state of Florida), the equity markets, the general level of consumer confidence, and commodity prices may have an important influence on the realization of the Company’s sales and net income plans for fiscal 2008. Actual results could differ materially from the Company’s projections.

Store Opening Plans

The Company opened a new Mayors store two weeks ago, in Weston, Florida. The Company continues to plan to open a second Mayors store, which is scheduled to open during the fall at St. John’s Town Center in Jacksonville, Florida. The Company plans to end the year with approximately 69 locations, increasing square footage by 2.5% to approximately 306,000 square feet.

Conference Call Information

A conference call to discuss First Quarter Fiscal 2008 results is scheduled for today, August 8, 2007 at 4:30 p.m. Eastern Standard Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial (800) 936-9754, or for all other International callers (973) 935-2048 approximately ten minutes prior to the start of the call. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until August 15, 2007 and can be accessed by dialing (877) 519-4471 and entering pin number 9056598.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of August 1, 2007, the Company operated 38 stores (Birks Brand) across most major metropolitan markets in Canada and 30 stores (Mayors Brand) across Florida and Georgia. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning expectations for continued sales growth, success of the Company’s merchandising, marketing and retail initiatives, continued growth in net income, earnings and improvement in gross margins, and the net sales, gross margins, capital expenditures, and earnings guidance for Fiscal 2008. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet its earnings estimates. These risks and uncertainties include, but are not limited to, rising interest rates, the impact of hurricanes on our business in the U.S., tourism and mall traffic, the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets, consumer confidence, increases in commodity prices, the Company’s ability to maintain sales growth throughout the remainder of the fiscal year, the ability of the Company to maintain strong growth in net income, the Company’s ability to keep costs low, the Company’s ability to implement its business strategy, the Company’s ability to maintain relationships with its primary vendors, the Company’s ability to limit its exposure to currency exchange risk and fluctuations in the availability and prices of the Company’s merchandise, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2007 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Thirteen Weeks Ended June 30, 2007	Fourteen Weeks Ended July 1, 2006
Net sales	$68,051	$68,811
Cost of sales	36,420	35,987

Gross profit	31,631	32,824

Selling, general and administrative expenses	30,079	29,594
Depreciation and amortization	1,600	1,694

Total operating expenses	31,679	31,288

Operating (loss) income	(48)	1,536

Interest and other financial costs	2,394	2,449

Loss before income taxes	(2,442)	(913)
Income tax benefit	(423)	—

Net loss	$(2,019)	$(913)

Weighted average shares outstanding:
Basic and diluted	11,243	11,208

Net loss per common share:
Basic and diluted	$(0.18)	$(0.08)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	June 30, 2007	July 1, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$3,415	$1,607
Accounts receivable	10,620	10,443
Inventories	170,530	160,633
Other current assets	7,098	5,684

Total current assets	191,663	178,367

Property and equipment	37,119	33,988
Goodwill and other intangible assets	29,036	30,268
Other assets	8,214	3,427

Total non-current assets	74,369	67,683

Total assets	$266,032	$246,050

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness	$117,120	$106,007
Accounts payable	34,724	38,816
Accrued liabilities	10,625	10,309
Current portion of long-term debt	1,774	1,485

Total current liabilities	164,243	156,617

Long-term debt	17,028	17,593
Other long-term liabilities	3,734	3,902

Total long-term liabilities	20,762	21,495

Stockholders’ Equity:
Common stock	60,656	60,446
Additional paid-in capital	15,667	16,132
Retained earnings (accumulated deficit)	4,158	(7,860)
Accumulated other comprehensive income (loss)	546	(780)

Total stockholders’ equity	81,027	67,938

Total liabilities and stockholders’ equity	$266,032	$246,050